# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Adamas One Corp., CIK 0001884072
CUSIP: 00548H101
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 17767 N. PERIMETER DR., SUITE B115, SCOTTSDALE, Arizona (AZ), 85255
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001214659-22-015161
Filed by CIK 0000896493

## Reporting persons
- Hyperscale Data, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 665,813; sole dispositive power 0; shared dispositive power 665,813; aggregate amount beneficially owned 665,813 (1.72% of the class)
  Comment: (1) Represents 665,813 shares of Common Stock issuable upon exercise of warrants held by Ault Lending, LLC.

## Item 1. Issuer
Name of issuer: Adamas One Corp.
Address of issuer's principal executive offices: 17767 N. PERIMETER DR. SUITE B115 SCOTTSDALE AZ 85255

## Item 2. Person Filing
Name of person filing: Hyperscale Data, Inc.
Address of principal business office or, if none, residence: 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
665,813

(1) Represents 665,813 shares of Common Stock issuable upon exercise of warrants held by Ault Lending, LLC.
Percent of class:
1.72

The percentages used in this Schedule 13G are calculated based on 38,047,648 shares of Common Stock issued and outstanding on August 23, 2024 as reported by the Issuer in its amended quarterly report on Form 10-Q/A filed with the Securities and Exchange Commission on October 23, 2024.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
665,813

(1) Represents 665,813 shares of Common Stock issuable upon exercise of warrants held by Ault Lending, LLC.
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
665,813

(1) Represents 665,813 shares of Common Stock issuable upon exercise of warrants held by Ault Lending, LLC.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit 99.1.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
99.1 - Identification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company

## Signatures
- Hyperscale Data, Inc.: /s/ MILTON C. AULT, III, Milton C. Ault, III, Executive Chairman (02/14/2025)